FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2002

NEC Corporation

(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

(Translation)

The following is an English translation of the Notice of the Extraordinary General Meeting of Shareholders of NEC Corporation to be held on August 30, 2002, except for the translation of the INSTRUCTION ON VOTING RIGHTS in the Notice. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

NEC Corporation

7-1, Shiba 5-chome
Minato-ku, Tokyo

Hajime Sasaki
Chairman of the Board

August 8, 2002

To Our Shareholders:

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The Extraordinary General Meeting of Shareholders (the "Meeting") of NEC Corporation (the "Company") will be held as follows:

1. DATE: August 30, 2002 (Friday) at 10:00 A.M. Japanese Standard Time

2. PLACE: Auditorium on the basement floor of the head office of NEC Corporation at 7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

3. AGENDA OF THE MEETING

MATTER TO BE VOTED UPON:

Approval of the Company Split Plan

The summary of the plan is as described in the following "REFERENCE DOCUMENTS FOR EXERCISING VOTING RIGHTS".

(Translation)

REFERENCE DOCUMENTS FOR EXERCISING VOTING RIGHTS

1. Total number of voting rights held by all shareholders:

1,632,739

2. Proposal for the matter to be voted upon and reference matters relating to the proposal:

Proposal: Approval of the Company Split Plan

(1) Reasons for the Company Split ("*Shinsetsu Bunkatsu*")

The Company is currently facing rapid changes in its business environment, such as intensified cost competition in the international markets due to the emergence of Chinese companies, the development of borderless horizontal division of labor, the integration of network and computer technologies, as well as the rapid spread of the Internet and the increased use of broadband technology.

Currently, the Company's core business operations are conducted by three in-house companies: NEC Solutions, providing Internet solutions mainly to corporate and individual customers; NEC Networks, providing Internet solutions to network service providers; and NEC Electron Devices, providing device solutions to manufacturers of Internet-related equipment. However, in order to achieve a business recovery as soon as possible and to ensure further growth, the Company needs to take urgent measures to reorganize its management structure so that it can respond to the drastic changes in the market.

In particular, our semiconductor business operation, which requires larger investments than our other operations, needs access to capital to fund its operations, as well as a strengthened financial position to support them. Furthermore, the Company's global competitors in the semiconductor market have already structured their operations to specialize in the semiconductor business, enhancing their competitiveness by building a strong sales and marketing framework responsive to each of their core business areas. These companies are characterized by organization-wide activities, including involvement by top management, in forming alliances with their major customers.

Under these circumstances, the Company has decided to separate its semiconductor business by means of a "*kaisha bunkatsu*" (except for the general-purpose DRAM operation that is currently conducted by a joint venture with Hitachi Ltd.) for the purpose of strengthening its high value-added semiconductor solutions business.

Our plan is that the newly established company will: i) build a management and marketing structure that specializes in the semiconductor business, ii) increase the speed of its

(Translation)

decision making process, iii) focus its management resources on the high value-added system LSI area where market growth is expected, and iv) realize a strengthened financial position and implement financing that conform to the special needs of the semiconductor business operations. With these measures, the new company will be better able to specialize in the semiconductor business, provide advanced solutions to meet customer's complex system needs, and strengthen its global competitiveness to succeed in an increasingly competitive market.

To pursue further growth, the Company will, after the company split, reinforce the cooperation between the two remaining in-house companies, NEC Solutions and NEC Networks, by consolidating their leading-edge technologies and their experience and know-how of providing solutions to customers. Recognizing that the IT sector has a great potential for strong growth, the Company will focus on providing integrated IT/ Network solutions that realize mission-critical systems operated under open architecture environments.

The Company believes that the company split will enable the new company as well as the Company itself to strengthen their competitiveness in the global market, and that the pursuit of technological and operational synergy between the Company and the new company will maximize the corporate value of the Company's group.

It is our firm belief that the company split will meet the expectations of our shareholders, and we hope to receive your support and approval for this proposal.

(Translation)

(2) The Contents of Plan for Company Split

Plan for Company Split (COPY)

As set out below, NEC Corporation (the "Company") has adopted a plan for company split pursuant to which the Company will transfer its business relating to the research, development, manufacture, sale and services of semiconductors (except for general-purpose DRAMs) currently conducted by NEC Electron Devices (the "Business") to a new company (the "New Company") to be incorporated by way of *"Shinsetsu Bunkatsu "* (the "Split").

1. Articles of Incorporation

   Articles of Incorporation of the New Company shall be in the form attached hereto as Attachment A.

2. Shares to be issued upon the Split and allotment thereof

   The New Company shall issue 100,000,000 shares of common stock upon incorporation by way of the Split and allot all such shares to the Company.

3. Stated capital and additional paid-in capital of the New Company

   The amount of the stated capital and additional paid-in capital of the New Company upon incorporation shall be as follows:

   (i) Stated Capital — ¥50,000,000,000

   (ii) Additional paid-in capital — The amount obtained by deducting the amount of the stated capital set forth in (i) above from the maximum amount of the stated capital of the New Company calculated in accordance with Article 374-5 of the Commercial Code of Japan.

4. Split Date

   The date on which the Split shall be effected will be November 1, 2002 (the "Split Date"): provided, however, that such date may be changed by a resolution of the Board of Directors of the Company according to the progress of the procedures for the Split.

5. Rights and obligations to be succeeded

   5-1. The New Company shall succeed and assume the following assets, liabilities, rights and obligations relating to the Business as of the Split Date. The assets and liabilities to be succeeded and assumed shall be determined based on the balance sheet and other accounts as of March 31, 2002 and any addition or subtraction that may occur by the day immediately prior to the Split Date:

(i) Assets (details described in Attachment B)
Cash and deposit, Accounts receivable, Loan, Inventories, Deferred income taxes, Fixed assets, Investment in affiliates, Investment in securities, Long-term prepaid expenses, Intangible fixed assets, other assets and Reserves, that belong to the Business;

(ii) Liabilities (details described in Attachment B)
Accounts payable, Deposits received, Accrued expenses, Borrowings, Accrued pension and other liabilities, that belong to the Business

(iii) Intellectual property rights (details described in Attachment C)
Intellectual property rights that belong to the Business

(iv) Contracts (details described in Attachment D)
Contracts and all rights and obligations under the contracts with distributors, vendors, contract manufacturers and other parties with regard to the development, manufacture, sale and other activities related to the Business

(v) Employment contracts (details described in Attachment E)
Employment contracts with the employees of the Company who are primarily engaged in the Business and any rights and obligations associated with the employment contracts

5-2. By assumption of obligations and liabilities by the New Company by way of the Split the Company will be discharged from any and all obligations and liabilities so assumed, and in the event that the Company shall be held liable jointly with the New Company as to any of such obligations or liabilities pursuant to paragraph 2, Article 374-10 of the Commercial Code of Japan, the New Company shall be finally responsible for such obligations or liabilities.

5-3. The Company will cooperate with the New Company in connection with the registration, notice, consent and any other procedures and formalities necessary to give effect the transfer of rights and obligations to be succeeded by the New Company. Any costs and expenses incurred for such procedures and formalities will be borne by the New Company.

6. Names of directors, corporate auditors and accounting auditors of the New Company

Names of directors, corporate auditors and accounting auditors of the New Company are as set forth in Attachment F hereto.

(Translation)

7. Competition

   The Split shall not preclude the Company from conducting any business that may compete with the Business.

Dated: July 25, 2002

NEC Corporation
5-1, Shiba 5-chome, Minato-ku,
Tokyo 108-8001, Japan
Koji Nishigaki
President

Attachment A	(Omitted)
Attachment B	(Omitted)
Attachment C	(Omitted)
Attachment D	(Omitted)
Attachment E	(Omitted)
Attachment F	(Omitted)

(3) Articles of Incorporation of the New Company

ARTICLES OF INCORPORATION
OF
NEC ELECTRONICS CORPORATION

CHAPTER I
GENERAL PROVISIONS

Article 1. (Trade Name)

The Company is called NEC Electronics Kabushiki Kaisha, and its registered name is expressed as "NEC Electronics Kabushiki Kaisha". Its English expression shall be NEC Electronics Corporation.

Article 2. (Object)

The object of the Company is to carry on the following businesses:

(1) To research, develop, manufacture, sell or otherwise dispose of, electronic

components such as semiconductor devices and integrated circuits;

(2) To research, develop, manufacture, sell or otherwise dispose of, parts and materials for use in or in connection with electrical equipment, electronic equipment or communication equipment;

(3) To develop, design, produce, sell or provide maintenance services for, software relating to any of the preceding items;

(4) To provide consultation services in association with the activities mentioned in any of the preceding items;

(5) To engage in any and all businesses incident to or associated with any of the preceding items; and

(6) To invest in businesses mentioned in any of the preceding items that are under the administration of others.

Article 3. (Location of Principal Office)

The Principal Office of the Company shall be located in the city of Kawasaki, Kanagawa Prefecture.

Article 4. (Method of Giving Public Notices)

Public notices of the Company shall be inserted in the Nihon Keizai Shimbun published in Tokyo Metropolis.

CHAPTER II
SHARES

Article 5. (Total Number of Shares Authorized to Be Issued)

The total number of shares authorized to be issued by the Company shall be four hundred million (400,000,000).

Article 6. (Handling Regulations of Shares)

The denominations of share certificates, entry of a change in the name of a shareholder, registration of the creation of a pledge, manifestation of a trust, reissuance of a share certificate, and any other procedures relating to shares as well as fees therefor, shall be governed by the Share Handling Regulations established by the Board of Directors.

Article 7. (Record Date)

1. The shareholders (including beneficial shareholders; hereinafter the same interpretation

being applicable) recorded (in electronic form included; hereinafter the same interpretation being applicable) in the last Register of Shareholders (including the Register of Beneficial Shareholders; hereinafter the same interpretation being applicable) as of the last day of each business period shall be deemed the shareholders entitled to exercise the rights of shareholders at the ordinary general meeting of shareholders for that business period.

2. By a resolution of the Board of Directors a record date may be set whenever necessary in addition to the record date in the preceding paragraph, provided an advance public notice shall be given thereof.

CHAPTER III
GENERAL MEETINGS OF SHAREHOLDERS

Article 8. (Convocation)

1. An ordinary general meeting of shareholders shall be convened within three months after the end of each business period, and an extraordinary general meeting of shareholders shall be convened whenever necessary.
2. A general meeting of shareholders shall be convened by the Representative Director pursuant to a resolution of the Board of Directors unless otherwise provided by law or ordinance. In case where the Company has two or more Representative Directors, it shall be convened by the Representative Director in accordance with an order previously determined by the Board of Directors.
3. A general meeting of shareholders shall be convened at the place where the Principal Office locates, Minato-ku of Tokyo or their neighboring place.

Article 9. (Chairman)

The chairmanship of a general meeting of shareholders shall be assumed by the Representative Director. In case where the Company has two or more Representative Directors, it shall be assumed by the Representative Director in accordance with an order previously determined by the Board of Directors.

Article 10. (Requirements for Ordinary Resolution)

The ordinary resolutions of general meetings of shareholders shall be passed by a majority of votes of the shareholders present.

Article 11. (Exercise of Voting Rights by Proxy)

(Translation)

A shareholder may exercise his/her voting rights by a proxy, who shall be a shareholder of the Company with the right to vote, provided that a document establishing his/her power of representation must be filed with the Company prior to the opening of the general meeting of shareholders.

Article 12. (Minutes)

1. The summary of proceedings and results of each general meeting of shareholders shall be recorded in the minutes, and the chairman and the Directors present shall print their respective names and affix their respective seals on such minutes or shall sign (in electronic form included) such minutes.
2. The original of the minutes mentioned in the preceding paragraph shall be kept at the Principal Office of the Company for ten years, and a certified copy thereof shall be kept at each registered branch office of the Company for five years.

CHAPTER IV
DIRECTORS AND BOARD OF DIRECTORS

Article 13. (Number)

The Company shall have Directors not exceeding ten in number.

Article 14. (Election)

1. A resolution electing Directors shall be adopted by a majority of votes of the shareholders present at a general meeting of shareholders at which shareholders representing not less than one-third of the voting rights of all shareholders are present.
2. No cumulative voting shall be used for the resolution mentioned in the preceding paragraph.

Article 15. (Term of Office)

The term of office of a Director shall expire at the conclusion of the ordinary general meeting of shareholders to settle the accounts for the last business period ending within two years following his/her assumption of office.

Article 16. (Representative Director)

The Director(s) who represent the Company shall be nominated by a resolution of the Board of Directors.

(Translation)

Article 17. (Board of Directors)

1. The Board of Directors shall make decision on the management of the affairs of the Company in accordance with the provisions of applicable law or ordinance and of these Articles of Incorporation.
2. In addition to the provisions of law or ordinance and of these Article of Incorporation, the Rules of the Board of Directors established by the Board of Directors shall apply to matters relating to the Board of Directors.
3. In convening a meeting of the Board of Directors, notice shall be issued to each Director and each Corporate Auditor at least three days before the meeting date. Provided, however, in case of an urgency, this period may be shortened.

Article 18. (Remuneration and Retirement Allowances)

Remuneration and retirement allowances for Directors shall be fixed by a resolution of a general meeting of shareholders.

CHAPTER V
CORPORATE AUDITORS AND
THE BOARD OF CORPORATE AUDITORS

Article 19. (Number)

The Company shall have Corporate Auditors not exceeding five in number.

Article 20. (Election)

A resolution electing Corporate Auditors shall be adopted by a majority of votes of the shareholders present at a general meeting of shareholders at which shareholders representing not less than one-third of the voting rights of all shareholders are present.

Article 21. (Term of Office)

The term of office of a Corporate Auditor shall expire at the conclusion of the ordinary general meeting of shareholders to settle the accounts for the last business period ending within four years following his/her assumption of office.

Article 22. (Full-time Corporate Auditor)

Corporate Auditors shall appoint from among themselves one or more full-time Corporate Auditors.

(Translation)

Article 23. (Board of Corporate Auditors)

1. The Board of Corporate Auditors shall make decisions on the matters relating to the performance of duties of a Corporate Auditor in accordance with the provisions of applicable law or ordinance and of these Articles of Incorporation. Provided, however, the Board of Corporate Auditors shall not prevent a Corporate Auditor from exercising his/her powers.
2. In addition to the provisions of applicable law or ordinance and of these Articles of Incorporation, the Rules of the Board of Corporate Auditors established by the Board of Corporate Auditors shall apply to matters relating to the Board of Corporate Auditors.
3. In convening a meeting of the Board of Corporate Auditors, notice shall be issued to each Corporate Auditor at least three days before the meeting date. Provided, however, in case of an urgency, this period may be shortened.

Article 24. (Remuneration and Retirement Allowances)

Remuneration and retirement allowances for Corporate Auditors shall be fixed by a resolution of a general meeting of shareholders.

CHAPTER VI
ACCOUNTS

Article 25. (Settlement of Accounts)

The Company's business period shall be from April 1st of each year to March 31st of the ensuing year, and its accounts shall be settled at the end of each business period.

Article 26. (Dividends)

Dividends shall be paid to the shareholders or registered pledgees recorded in the last Register of Shareholders as of the last day of each business period.

Article 27. (Interim Dividends)

The Company may by a resolution of the Board of Directors make cash distribution provided for in Article 293-5 of the Commercial Code (herein called "interim dividends") to the shareholders and registered pledgees recorded in the last Register of Shareholders as of September 30th of each year.

Article 28. (Limitation of Payment Period)

(Translation)

In cases where dividends or interim dividends shall remain unclaimed after the lapse of three years from the day on which payment thereof was commenced, the Company shall be exonerated from the responsibility of payment thereof.

CHAPTER VII

SUPPLEMENTARY PROVISION

Article 29. (Number of Shares to be Issued upon Establishment)

The total number of shares to be issued by the Company upon establishment of the Company shall be one hundred million (100,000,000).

Article 30. (First Business Period)

The first business period of the Company shall be from the date of establishment of the Company to March 31, 2003.

Article 31. (Terms of Office of First Directors and Corporate Auditors)

Notwithstanding the provisions of Article 15 and Article 21, the terms of office of the first Directors and Corporate Auditors of the Company shall expire at the conclusion of the ordinary general meeting of shareholders to settle the accounts for the last business period ending within one year following his/her assumption of office.

(4) Reference matters relating to the Company Split Plan

1. The material assets, rights, liabilities and obligations of the Company to be succeeded

The material assets, rights, liabilities and obligations of the Company that the new company will succeed and assume by way of the Split are as follows:

(i) Assets affiliated with the Business

(a) Cash and deposit, Accounts receivable, Loans and Inventories

(b) Machinery and equipment, transportation equipment, tools, furniture and fixtures, buildings and structures to be used and administered by the divisions conducting the Business

(c) Shares of affiliated companies:

Shares of NEC Yamagata Ltd., NEC Kyushu Ltd., NEC Fukui Ltd., NEC Kansai Ltd., NEC Yamaguchi Ltd., NEC Compound Semiconductor Devices, Ltd., NEC Micro Systems Ltd., NEC Deviceport, Ltd., NEC Semiconductors (Malaysia) Sdn. Bhd., NEC Semiconductors Singapore Pte. Ltd., NEC Semiconductors Ireland Ltd., P.T. NEC

(Translation)

Semiconductors Indonesia, NEC Electronics Hong Kong Limited, NEC Electronics Taiwan, Ltd., and NEC Electronics Singapore Pte. Ltd. and other shares of affiliated companies that the Company currently owns or may acquire before the Split Date in connection with the Business.

The Company intends to acquire, prior to the Split Date, all issued shares of NEC Electronics Inc. that is engaged in the manufacture and sale of semiconductors from NEC USA Inc. that currently owns all such shares as a holding company in the U.S.A. of the Company.

(c) Investments in securities, Deferred income taxes, Long-term prepaid expenses, Intangible fixed assets and other assets

(d) Reserve for special depreciation, Reserve for loss on overseas investments and Reserve for advanced depreciation

(ii) Liabilities arising out of the conduct of the Business

(a) Accounts payable, Deposits received and Accrued expenses

(b) Borrowings under commitment line agreements with financial institutions (Please see item (iv)(c) below.)

(c) Accrued pension and other liabilities

(iii) Intellectual property rights belonging to the Business

Patents, utility models, design rights, trademarks and mask work rights (including applications therefor), copyrights and know-how

(iv) Contracts relating to the Business:

(a) Distributorship agreements with distributors and general agreements with vendors

(b) Agreements for sale, supply, research, development, manufacture, quality assurance, technology transfer and technology license, joint research, joint development, joint venture, guarantee, lease and rental

(c) Commitment line agreements that the Company will enter into with the financial institutions following the adoption of the Plan and before the Split Date in connection with the Business (The total amount of the money to be borrowed under the agreements will not exceed ¥300,000 million.)

(v) Employment contracts

Employment contracts with all employees (with certain limited exceptions) who belong to the divisions conducting the Business

(Translation)

2. Reference matters relating to the Directors

Name (Date of Birth)	Brief Record of Occupation and Representative Status in Other Companies		Number of the Company's Shares Held
Kaoru Tosaka (March 15, 1942)	April 1966	Joined the Company	23,276
	July 1993	Executive General Manager, 1st Personal C&C Operations Unit and Vice President	
	June 1994	Elected to the Board of Directors	
	June 1998	Senior Vice President	
	April 2000	Senior Vice President and Company Deputy President, NEC Solutions	
	April 2002	Senior Vice President and Company President, NEC Electron Devices (to the present)	
Kyoji Yamamoto (October 10, 1941)	April 1965	Joined the Company	3,000
	July 1992	General Manager, Semiconductor Marketing Division	
	July 1996	Vice President	
	June 1999	Elected to the Board of Directors, Associate Senior Vice President	
	April 2000	Senior Vice President (Resigned from the Board)	
	October 2001	Senior Vice President and Company Deputy President, NEC Electron Devices (to the present)	
	Representative Status in Other Companies: President, NEC Micro Systems, Ltd.		

(Translation)

Name (Date of Birth)	Brief Record of Occupation and Representative Status in Other Companies		Number of the Company's Shares Held
Hirokazu Hashimoto (January 26, 1943)	April 1966	Joined the Company	1,000
	July 1996	General Manager, System ASIC Division, System LSI Operations Unit	
	July 1997	Vice President	
	July 1998	President of NEC Electronics Inc.(USA)	
	June 2001	Associate Senior Vice President of the Company	
	October 2001	Associate Senior Vice President and Executive General Manager, System LSI Operations Unit	
	April 2002	Senior Vice President and Executive General Manager, System LSI Operations Unit (to the present)	
Shunichi Suzuki (February 20, 1945)	April 1967	Joined the Company	3,367
	February 1996	General Manager, Affiliates and Auditing Division	
	July 1999	Vice President	
	April 2000	Associate Senior Vice President and General Manager, Corporate Strategic Planning & Business Development Division	
	June 2002	Elected to the Board of Directors, Senior Vice President and General Manager, Corporate Strategic Planning & Business Development Division (to the present)	

(Translation)

3. Reference matters relating to the Corporate Auditors

Name (Date of Birth)	Brief Record of Occupation and Representative Status in Other Companies		Number of the Company's Shares Held
Jiro Takashima (June 2, 1940)	April 1963 July 1988 June 1991 June 1995 June 1998	Joined the Company General Manager, Memory Division Senior Director of NEC Yamaguchi, Ltd. President of NEC Yamaguchi, Ltd. President of NEC Kyushu, Ltd. (to the present)	3,000
	Representative Status in Other Companies: President, NEC Kyushu, Ltd.		
Akio Kurosaka (February 26, 1944)	April 1966 June 1994 July 1996 June 1999	Joined the Company General Manager, Internal Auditing Division General Manager, Accounting Division of NEC Factory Engineering, Ltd. Corporate Auditor of NEC Leasing, Ltd. (to the present)	3,000
Tomio Nakano (February 25, 1935)	April 1959 July 1984 July 1986 June 1993 June 2000 June 2001 August 2001 October 2001	Joined the Company General Manager, Semiconductor Sales Division Vice President President of NEC Kansai, Ltd. Advisor of NEC Kansai, Ltd. Resigned from Advisor, NEC Kansai, Ltd. Executive Advisor, NEC Electron Devices General Manager, Structural Reform Promotion Division, NEC Electron Devices (to the present)	9,000

(Translation)

4. Reference matters relating to the Company's Accounting Auditors

Name	Shin Nihon & Co.
Office	Hibiya Kokusai Building, 2-3, 2-chome, Uchisaiwai-cho, Chiyoda-ku, Tokyo, Japan
History	Showa Ota & Co. (established in October 1985) and Century & Co. (established in January 1986) merged to become Century Ota Showa & Co. in April 2000. Century Ota Showa & Co. changed its name to "Shin Nihon & Co. " in July 2001.
Outlook of the firm	(As of March 31, 2002) Number of Certified Public Accountants 1,798 Number of Associates 817 Number of Client Companies 5,025 Capital ¥1,844 million Offices Japan (in Tokyo and others) 42 Overseas (in New York and others) 22

(Translation)

5. Explanation of the allotment of new shares as provided in Item 2 of Paragraph 1, Article 374-2 of the Commercial Code of Japan

Reasons for Allotment of Shares (COPY)

The Company will transfer its business relating to the research, development, manufacture, sale and services of semiconductors (except for general-purpose DRAMs) conducted by NEC Electron Device to a new company to be incorporated by way of "*Shinsetsu Bunkatsu,*" for the purposes of, among other things, creating a management scheme and financial position that is more tailored to the business, realizing more prompt decision-making, and focusing resources on areas of business that are growing. The Company intends to hold the new company as a subsidiary, as the semiconductor business remains a core business for its group. The Company believes that the synergy of the Company and the new company in technological and operational fields will contribute to the maximization of corporate value.

The Company believes that it will be important for the new company to become a public company in order to enhance its corporate value in the semiconductor business and to raise funds necessary to expand its business. Until this happens, however, the Company will manage the new company as a wholly owned subsidiary, and all of the new shares to be issued by the new company upon its incorporation are allotted to the Company.

6. Explanation of the prospect of the performance and discharge of the liabilities to be borne by the respective companies, as provided in Item 3 of Paragraph 1, Article 374-2 of the Commercial Code of Japan.

Statement Regarding the Prospect of the Performance and
Discharge of Liabilities (COPY)

Pursuant to a plan for company split ("*Bunkatsu Keikakusho*") dated July 25, 2002 (the "Plan"), the Company will transfer its business relating to the research, development, manufacture, sale and services of semiconductors (except for general-purpose DRAMs) currently conducted by NEC Electron Devices to a new company (the "New Company") to be incorporated on November 1, 2002 (the "Split Date") by way of "*Shinsetsu Bunkatsu*". As provided in Item 3 of Paragraph 1, Article 374-2 of the Commercial Code of Japan, the

(Translation)

Company hereby expresses its opinion as to the prospect of the performance and discharge of the liabilities to be borne by the respective companies as follows.

The assets and liabilities shown on the balance sheet of the Company as of March 31, 2002 amount to ¥3,273.5 billion and ¥2,538.4 billion, respectively.

The book value as of March 31, 2002 of the assets and liabilities to be succeeded by the New Company are ¥485.2 billion and ¥127.5 billion, respectively. The former is approximately 14.8% of the Company's total assets, and the latter is approximately 5.0% of the Company's total liabilities.

As the Plan provides that the company split will be implemented in the form of "*Bunsha-gata Shinsetsu Bunkatsu*", where all the shares of the New Company will be issued to the Company at the time of the company split, there will be no change in the book value of the net assets of the Company on account of the company split. In addition, no event has occurred or is foreseen to occur that would adversely affect the performance and discharge by the Company and the New Company of the respective liabilities to be borne in the course of the business after the company split.

Therefore, the Company is of the opinion that the Company is able to perform and discharge all of its liabilities when they become due to be performed after the Split Date and that the New Company is also able to perform and discharge all of its liabilities when they become due to be performed after the Split Date.

The Company has received a letter from the Company's Accounting Auditor, Shin Nihon & Co., confirming that all of the aforementioned values as of March 31, 2002 conform to the accounting records of the Company.

7. Balance Sheet and Statement of Operations, as provided in Items 4 and 6 of Paragraph 1, Article 374-2 of the Commercial Code of Japan.

The contents of the balance sheet and the statement of operations prepared within six months prior to the date of this extraordinary general meeting of shareholders are as follows, and each of these documents is the balance sheet and statement of operations for the Company's latest business period.

(Translation)

BALANCE SHEET

(As of March 31, 2002)

(In millions of yen)

Assets	
Account	Amount
Current assets	**¥ 1,335,657**
Cash and cash equivalents	172,187
Notes receivable, trade	5,889
Accounts receivable, trade	551,976
Short-term loans	151,238
Accounts receivable, others	116,265
Allowance for doubtful accounts	(22,483)
Finished goods	91,287
Semifinished components and work in process	163,117
Row materials	38,635
Deferred income taxes	50,000
Other current assets	17,543
Fixed assets	**1,937,861**
Property, plant and equipment	**372,345**
Buildings and structures	362,755
Machinery and equipment	268,187
Transportation equipment, tools, furniture and fixtures	320,388
Accumulated depreciation	(659,841)
Sub-total	291,490
Land	48,336
Construction in progress	32,518
Intangible fixed assets	**81,267**
Facility rights	3,171
Software	75,241
Other intangible fixed assets	2,854
Investments and other	**1,484,248**
Investments in securities	377,446
Investment in common stock of subsidiaries	415,619
Long-term loan receivable	362,683
Allowance for doubtful accounts	(123,143)
Prepaid pension and severance cost	110,383
Long-term prepaid expenses	64,601
Deferred income taxes	232,465
Others	44,192
Total assets	**¥ 3,273,519**

(Translation)

Liabilities and Shareholders' Equity	
Account	Amount
Liabilities	
Current liabilities	**¥ 1,405,218**
Notes payable, trade	1,109
Accounts payable, trade	768,188
Short-term borrowings	104,857
Bonds (to be redeemed within one year)	109,200
Accounts payable, other	114,307
Accrued income taxes	445
Advance payments (received)	62,537
Deposits received	102,552
Other current liabilities	142,019
Non-current liabilities	**1,133,181**
Bonds	982,213
Long-term debts	77,248
Allowance for loss on repurchase of electronic computers	26,366
Other non-current liabilities	47,353
Total liabilities	**2,538,400**
Shareholders' equity	
Common stock	**244,726**
Statutory reserves	**338,661**
Additional paid-in capital	303,046
Legal reserve	35,615
Surplus	**108,424**
Reserve for loss on overseas investments	1,572
Reserve for development of computer programs	21,250
Reserve for special depreciation	3,304
Reserve for advanced depreciation	18,219
General reserve	344,190
Unappropriated accumulated deficit	(280,112)
<Net loss for the current period>	<(286,219)>
Unrealized gains on investments in securities	44,929
Treasury stock	(1,623)
Total shareholders' equity	**735,119**
Total liabilities and shareholders' equity	¥ 3,273,519

(Translation)

STATEMENT OF OPERATIONS

(for the Period from April 1, 2001 to March 31, 2002)

(In millions of yen)

Account	Amount
Ordinary income	
Operating income	
Sales	¥ 3,562,371
Total cost of sales	3,640,219
Cost of sales	2,760,354
Selling, general and administrative expenses	879,864
Operating loss	(77,847)
Non-operating income	
Non-operating income	67,256
Interest and dividends received	45,782
Other non-operating income	21,473
Non-operating expenses	85,916
Interest	27,783
Other non-operating expenses	58,133
Ordinary loss	**(96,507)**
Extraordinary gains and losses	
Extraordinary gains	37,483
Gain on sales of investments in affiliates	19,317
Gain on sale of investments in securities	12,766
Gain on sale of fixed assets	5,399
Extraordinary losses	422,195
Devaluation of investments in affiliates	300,336
Restructuring charge	60,943
Devaluation of investments in securities	60,916
Loss before income taxes	**(481,219)**
Income Taxes	
Current	200
Deferred	(195,200)
Net loss	**(286,219)**
Retained earnings carried over from the previous period	11,073
Interim dividends	4,966
Unappropriated accumulated deficit	**¥ (280,112)**

(Translation)

(Note for Balance Sheet)

1. Reported amounts are in millions of yen, and fractions less than one million yen are discarded. The reported amount, "0", means an amount less than one million yen.
2. Significant accounting policies:
   (1) Basis and method of valuation of assets
   (a) Securities:

Investments in subsidiaries and affiliates		Moving average cost method
Investments in other securities	Marketable securities	Fair value method. Unrealized gains and losses on investments in marketable securities are changed to shareholder's equity. Cost of sale for marketable securities are based on the moving average cost.
	Non-marketable securities	Moving average cost method

Net asset regulated in Item 6 of Paragraph 1, Article 290 of the Commercial Code of Japan is ¥44,929 million.

(b) Derivative: Fair value method

(c) Inventories: Lower-of-cost-or-market method based on the cost calculated by the following method:

Finished goods	Custom-made products	Accumulated production cost method
	Mass-produced standard products	First-in, first-out method
Work in process	Custom-made products	Accumulated production cost method
	Mass-produced standard products	Average cost method
Semifinished components and raw materials		First-in, first-out method

(2) Depreciation method for property, plant and equipment: Declining balance method

(3) Basis of provision for allowance:

Allowance for doubtful accounts:

— In order to provide for bad debt, allowance for ordinary receivable is provided based on past actual bad debt ratio, and allowance for bad debt is provided based on collectibility.

Accrued / prepaid pension and severance cost

— The Company has defined benefit funded plans and severance indemnity plans for its employees.

In order to provide for pension and severance payments, accrued / prepaid pension and severance cost is calculated based on the estimated amounts of benefit obligation and pension plan assets as of March 31, 2002. Unrecognized net obligation of ¥166,226 million resulting from adaptation of the accounting standards has been amortized over 15 years since 163rd Business Period.

Details of prepaid pension and severance cost

(In millions of yen)

	Accrued severance pension and severance cost	Securities in pension	Prepaid pension and severance cost
Severance indemnity plan	77,767	107,263	29,495
Pension Plan	8,649	89,537	80,888

(Translation)

Total	86,417	196,800	110,383

Allowance for loss on repurchase of electronic computers
— In order to provide for possible losses arising from repurchase of electronic computers, an estimated amount of future repurchase loss is calculated based on the actual results in the past.

(4) Accounting policies on consumption tax: Consumption tax is accounted for as deposits received or deposits paid.

3. Allowance for doubtful accounts in Investments and other includes specific allowance of ¥123,133 million for long-term loans receivable from affiliates.

4. Monetary receivable from subsidiaries:

Short-term	¥370,537 million
Long-term	¥302,493 million

5. Monetary payable to subsidiaries:

Short-term	¥693,604 million
Long-term	¥7,955 million

6. Significant assets in foreign currencies

Accounts receivables, trade	US$1,083,309 thousand
Investments in securities	US$235,760 thousand
	EUR112,067 thousand
Investments to subsidiaries	US$1,448,697 thousand
	EUR397,244 thousand
	£79,388 thousand

7. Guarantees for loan: ¥234,396 million
Obligations similar to guarantees: ¥20,437 million

8.Net loss per share: ¥(172.87)

(Note to Statement of Operations)

1. Reported amounts are in millions of yen, and fractions less than one million yen are discarded.
2. Transactions with subsidiaries:

Sales	¥847,258 million
Purchases	¥2,708,380 million
Transactions other than operation	¥60,076 million

3. Major items of "Devaluation of investments in affiliates" in Extraordinary losses are as follows.

Devaluation of investments in common stock of affiliates	¥239,038 million
Bad debt expenses and provision for loan receivable from affiliates	¥61,297 million

4. Research and development expenses included in "Selling, general and administrative expenses" are ¥290,247 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By ______________________
Nobuhito Yagi
Associate Senior Vice President and
General Manager, Legal Division

Date: August 13, 2002